Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT REGARDING THE REGISTRATION OF PLEDGE AND TRUST

OF A PART OF THE A SHARES OF THE COMPANY HELD BY THE

CONTROLLING SHAREHOLDER FOR ITS PROPOSED EXCHANGEABLE BONDS ISSUANCE

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

PetroChina Company Limited (the “Company”) published the Announcement Regarding the Approval of the Proposed Issuance of Exchangeable Corporate Bonds by the Controlling Shareholder on the website of the Shanghai Stock Exchange on November 21, 2017 (Announcement No. Lin 2017-048). The Company received a written notification from China National Petroleum Corporation (“CNPC”), informing the Company that the proposal of CNPC to use a part of the A shares of the Company held by CNPC as the underlying objects to issue exchangeable corporate bonds (the “Proposed Exchangeable Bonds”) (the “Proposed Exchangeable Bonds Issuance”) has been approved by the State-owned Assets Supervision and Administration Commission of the State Council and the China Securities Regulatory Commission respectively.

The Proposed Exchangeable Bonds Issuance will adopt the form of share pledge and trust. CNPC will use a part of A shares of the Company legally owned by CNPC as pledge and trust assets and will complete relevant registration of the pledge and trust, in order to protect the holders of the Proposed Exchangeable Bonds in respect of the exchange into the underlying shares and the full and timely payment of the principal and interests of the Proposed Exchangeable Bonds. Meanwhile, in accordance with the Detailed Rules of China Securities Depository and Clearing Corporation Limited on the Registration and Clearing Services of Exchangeable Corporate Bonds:

1.	CNPC and CSC Financial Co., Ltd. (“CSC”), trustee of the Proposed Exchangeable Bonds, have signed a Share Pledge Contract and a Trust Contract, agreeing that a part of A shares of the Company which are the underlying shares for the exchange (the “Underlying Shares”) and their yields shall be used as the pledge and trust assets of the Proposed Exchangeable Bonds (the “Pledge and Trust Assets”);

2.	CSC has opened a special pledge and trust account at Shanghai Branch of China Securities Depository and Clearing Corporation Limited with the account name of CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account;

3.	CNPC and CSC are going to apply for registration of the share pledge and trust before the Proposed Exchangeable Bonds Issuance at Shanghai Branch of China Securities Depository and Clearing Corporation Limited. 3,820,000,000 Underlying Shares held by CNPC, which account for 2.09% of the total issued share capital of the Company, will be transferred into the pledge and trust account;

4.	The pledge and trust assets will be held in the name of CSC and CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account will be registered as the holder of such securities in the register of the securities holders of the Company;

5.	In exercising the relevant voting rights, CSC shall act in accordance with the opinions of CNPC without prejudice to the interests of the holders of the Proposed Exchangeable Bonds.

Upon completion of the above-mentioned procedures, CNPC will direct hold 151,088,693,528 A shares of the Company, representing 82.55% of the total issued share capital of the Company1.

By order of the Board

PetroChina Company Limited

Secretary to the Board

Wu Enlai

[1]	The aforementioned shares do not include 2,061,000,000 A shares of the Company transferred into CNPC-CSC-17 CNPC EB Pledge and Trust Special Account by CNPC on 6 July 2017 as 17 CNPC EB pledge and trust, representing approximately 1.13% of the total issued share capital of the Company, or 3,820,000,000 A shares of the Company transferred into CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account by CNPC as 17 CNPC E2 pledge and trust regarding the Proposed Exchangeable Bonds Issuance, representing approximately 2.09% of the total issued share capital of the Company.

Beijing, the PRC

November 21, 2017

As at the date of this announcement, the Board of Directors comprises Mr. Wang Yilin as the Chairman; Mr. Zhang Jianhua as Vice Chairman and non-executive director; Mr. Wang Dongjin as Vice Chairman and executive director; Mr. Yu Baocai, Mr. Liu Yuezhen, Mr. Liu Hongbin, Mr. Duan Liangwei and Mr. Qin Weizhong as non-executive directors; Mr. Hou Qijun as executive director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive directors.